NEWS RELEASE

INTEROIL ANNOUNCES INITIAL LOGGING RESULTS FROM
ANTELOPE-1 WELL

January 13, 2009 -- InterOil Corporation (IOL:TSX) (IOC:US NYSE Alternext) (IOC:POMSoX) today announced that it has successfully logged 2,005 feet (611 meters) of the reservoir in the Antelope Reef structure.  The drilling and logs to date are demonstrating what is apparently the largest vertical section of continuous reservoir of gas and gas liquids discovered to date in Papua New Guinea.

Highlights from the Antelope 1 well to date include:

•
Wireline logs and third party evaluation have demonstrated the existence of a gas and gas liquids column over the entire logged vertical interval of 2,005 feet (611 meters), from 5,728 feet (1,746 meters) to 7,737 feet (2,358 meters);

•	Confirmation of the reefal structure with dolomite and limestone over the total reservoir section;

•	The cumulative net or productive reservoir exceeds 1,800 feet (550 meters) giving a net to gross ratio of over 90%;

•	Porosity averaging over 8.4% across the entire logged interval, with some sections exceeding 20%;

•	The net reservoir is over 10 times the thickness intersected in Elk-4.

The forward program for the well is to continue coring, and drilling the lower reservoir below 7,776 feet (2,370 meters) to evaluate the heavy condensate seen at Elk-4.  This will be followed by drill stem tests on the lower and upper sections of the reservoir. Final wire line logs will then be completed before full flow tests are performed.

“The results are far better than expected confirming the reef with in excess of 1,800 feet of net reservoir, which has demonstrated exceptional porosity and permeability.  The well logs reflected the largest vertical section of net reservoir I have seen in my career,” said Mr. Phil Mulacek, Chief Executive Officer.

InterOil News Release

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.
InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Cairns Qld, Australia
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release